Filed by GKN plc
Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: GKN plc
Commission File No.: 033-24346

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY, IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF THAT JURISDICTION.

26 March 2018

GKN plc (“GKN”)
Statement re proposed combination of GKN Driveline and Dana

$140 million cash increase in terms of proposed combination of GKN Driveline and Dana

•	GKN welcomes the announcement by Dana today of an increase of $140 million (£100 million) in the cash payable to GKN on the combination of GKN's Driveline business with Dana
•
GKN will now receive $1.77 billion in cash after deducting $1.0 billion for the transfer of pension deficit to the combined Dana-GKN Driveline group[1]. GKN shareholders will continue to own 47.25% of the combined company listed on both the NYSE and LSE. All other terms remain unchanged

•
GKN intends to return up to £700 million of cash to shareholders as soon as practicable following completion of the Dana-GKN Driveline transaction. This is expected to be the first instalment of the up to £2.5 billion cash return programme previously announced (unless the sale of Powder Metallurgy occurs earlier)

•	Significant further value creation to come from the Dana-GKN Driveline combination, both from Project Boost benefits and $235 million[2] of combination cost synergies
•	GKN becomes a pure play aerospace company that can be expected to re-rate in line with its peers
•	All of this value should be kept by GKN’s shareholders

Commenting, Mike Turner, Chairman of GKN said:

“I welcome Dana’s announcement today. This transaction, which along with Project Boost was initiated prior to the Melrose bid, offers by far the best strategic route forward for GKN Driveline. The challenges and opportunities of electrification mean that consolidation is required. By moving now, the Dana-GKN Driveline combination will be strongly positioned to be a global leader in this field.

“For GKN, we believe this combination comes at an ideal time in the wider automotive cycle and, with this increase, what was already an excellent deal for both parties has just become an even better one for our shareholders. We believe that Melrose would find it extremely difficult to create equivalent value in the future from GKN Driveline if its offer were to be successful.

“GKN has re-invented itself numerous times in its 250-year history. We are confident that, following the Dana transaction and the non-core disposals, GKN will become a pure play aerospace company with a strong balance sheet, our pension challenges behind us and a clear plan for delivering leading margin performance. We therefore expect the market to fully value this highly attractive business in line with its peers.

“For all of these reasons, we believe that the true value of GKN is over £5 per share3 and that Melrose’s final offer fundamentally undervalues your company and should be rejected.”

Compelling strategic rationale

GKN and Dana believe the combination of GKN Driveline and Dana represents an excellent strategic fit of two highly complementary businesses, expected to deliver annual synergies of $235 million2 by the end of the third year following completion on top of the benefits from Project Boost. The combined group will be a global leader in drive systems across all three mobility markets - light vehicle, commercial vehicle and off-highway. It will have the scale and capabilities to be a trusted partner to OEM customers at this critical time as they seek to address the challenges and opportunities created by the transition to electric and hybrid vehicles.

Unique opportunity to maximise the value in GKN

The Board believes the Dana transaction represents a unique opportunity for GKN:

•	Unlocks the value potential of GKN Driveline on highly attractive terms and creates real synergies in the combination
•	Enables the group to finally resolve its pensions issues in line with the actions already announced
•
Generates a significant proportion of the cash required to underpin the targeted return to shareholders of up to £2.5 billion over the next three years. GKN intends to return net cash proceeds from the transaction of up to £700 million (approximately 40 pence per GKN share) as soon as practicable following completion, subject to GKN remaining in line with investment grade credit metrics

•
When combined with the planned non-core disposals, creates a standalone aerospace company with market leading positions and a strong balance sheet, which will enable it to thrive for many years to come and positively re-rate in line with its peers.

The Board considers that the proposed combination with Dana is in the best interests of GKN and its shareholders. In addition, the Board continues to believe that the revised and final Melrose offer fundamentally undervalues GKN. Accordingly, the Board unanimously recommends that GKN shareholders should take no action in relation to the Melrose offer and should not sign any document which Melrose or its advisers send to GKN shareholders.

Notes

1 Under the revised terms of the proposed combination of Dana and GKN Driveline (the “Proposed Transaction”), GKN will receive $1.77 billion in cash after deducting for the transfer of $1.0 billion of GKN's IAS 19 pension deficit as at 31 December 2017 (net of deferred tax) to the combined Dana-GKN Driveline group.

2 Annual run-rate synergies of $235 million expected by the end of the third year following completion. This statement includes a quantified financial benefits statement in relation to the Proposed Transaction which has been reported on for the purposes of the City Code on Takeovers and Mergers (the “City Code”) (see Appendix 1).

3 Illustrative sum-of-the-parts valuation of GKN on the basis of a number of assumptions that are detailed in Appendix 1 (‘sources and bases’) of GKN’s Second Response Circular dated 12 March 2018, available on GKN’s website at www.gkn.com. This is not an asset valuation for the purposes of Rule 29 of the City Code.

Sources of information and bases of calculation

1.1.	The reference to $140 million being equivalent to £100 million has been calculated based on a USD / GBP exchange rate of 1.41, sourced from Bloomberg as at 23 March 2018.

1.2.	The value of the cash consideration under the revised terms of the proposed combination of GKN Driveline and Dana of $1.77 billion is calculated as:

(A)
the headline cash price of $2.74 billion, being the headline cash price of $2.60 billion of the original terms announced on 9 March 2018 plus the $140 million increase in cash under the revised terms; less

(B)	GKN's IAS 19 pension deficit (net of deferred tax asset) of $0.97 billion as at 31 December 2017 to transfer to the combined Dana-GKN Driveline group.

1.3.	The reference to a cash return of up to £700 million corresponding to approximately 40 pence per GKN share is calculated as:

(A)	£700 million cash return; divided by

(B)	1,718,544,164 ordinary GKN shares, being 1,726,103,630 ordinary shares in issue less 7,559,466 ordinary shares held in treasury per GKN’s Rule 2.9 announcement on 21 March 2018

Contacts:

GKN plc
Guy Stainer, Investor Relations Director
Tel: +44 (0)20 7463 2382

FTI Consulting
Andrew Lorenz / Richard Mountain
Tel: +44 (0)203 727 1340

Gleacher Shacklock (Financial Adviser to GKN plc)
Tim Shacklock, Dominic Lee, James Dawson
Tel: +44 (0)20 7484 1150

J.P. Morgan Cazenove (Financial Adviser and Corporate Broker to GKN plc)
Robert Constant, Dwayne Lysaght, Stephen Smith
Tel: +44 (0)20 7742 4000

UBS (Financial Adviser and Corporate Broker to GKN plc)
Hew Glyn Davies, James Robertson, Jonathan Retter
Tel: +44 (0)20 7567 8000

Further information

This announcement is not intended to, and does not, constitute or form part of any offer, invitation or the solicitation of an offer to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of, any securities whether pursuant to this announcement or otherwise.

The distribution of this announcement in jurisdictions outside the United Kingdom may be restricted by law and therefore persons into whose possession this announcement comes should inform themselves about, and observe, such restrictions. Any failure to comply with the restrictions may constitute a violation of the securities law of any such jurisdiction.

Gleacher Shacklock LLP ("Gleacher Shacklock"), which is authorised and regulated by the Financial Conduct Authority in the United Kingdom, is acting exclusively as financial adviser to GKN and no one else in connection with the matters set out in this announcement and will not be responsible to anyone other than GKN for providing the protections afforded to clients of Gleacher Shacklock or for providing advice in connection with the subject matter of this announcement or any other matter referred to herein.

J.P. Morgan Securities plc (which conducts its UK investment banking business as J.P. Morgan Cazenove) (“J.P. Morgan Cazenove”) is authorised by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority in the United Kingdom. J.P. Morgan Cazenove is acting exclusively as financial adviser to GKN and no one else in connection with the matters set out in this announcement and will not regard any other person as its client in relation to the matters set out in this announcement and will not be responsible to anyone other than GKN for providing the protections afforded to clients of J.P. Morgan Cazenove or its affiliates, nor for providing advice in relation to any matter referred to herein.

UBS Limited ("UBS") is authorised by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority in the United Kingdom. UBS is acting exclusively as financial adviser to GKN and no one else for the purpose of the consideration of a proposed acquisition by Melrose and will not be responsible to anyone other than GKN for providing the protections offered to clients of UBS nor for providing advice in relation to the subject matter of this announcement or any transaction, arrangement or other matter referred to herein.

No profit forecasts or estimates

No statement in this announcement is intended as a profit forecast or estimate for any period.

In accordance with Rule 27.2(d) of the City Code, the directors of GKN (the “Directors”) confirm that:

•	the estimate for the RRSP derived net cash inflow for the year ended 31 December 2017 (the “Cash Flow Estimate”);

•	the forecast for the RRSP derived net cash inflow for the year ending 31 December 2018 (the “Cash Flow Forecast”); and

•	the forecast for the RRSP derived net cash inflow for the years ending 31 December 2019-2055 (the “Long Run Cash Flow Forecast”),

each of which as set out in the announcement made by GKN entitled “GKN Aerospace: Generating value for decades to come” on 27 February 2018 (the “GKN Aerospace Announcement”), remain valid.

Each of KPMG LLP (“KPMG”), Gleacher Shacklock, J.P. Morgan Cazenove and UBS has also confirmed to GKN that the report that they previously produced in connection with the Cash Flow Estimate and Cash Flow Forecast (as set out in Parts B and C of Appendix 2 to the GKN Aerospace Announcement) continues to apply.

Synergies Quantified Financial Benefits Statement

The Synergies Quantified Financial Benefits Statement referred to in Appendix 1 to this announcement relates to future actions and circumstances which, by their nature, involve risks, uncertainties and contingencies and which may in some cases be subject to consultation with employees or their representatives. The anticipated cost synergies, capex synergies, associated one-off costs and phasing of both the synergies and/or one-off costs which may arise from the Proposed Transaction referred to may not be achieved, or may be achieved later or sooner than estimated, or those achieved could be materially different from those estimated. For the purposes of Rule 28 of the City Code, the Synergies Quantified Benefits Statement is the responsibility of GKN and the Directors.

Boost Quantified Financial Benefits Statement

In accordance with Rule 27.2(d) of the City Code, the Directors confirm that the quantified financial benefits statement arising in connection with GKN’s new strategy and transformation plan along with its cash improvement initiative as set out in Appendix 2 to the announcement dated 14 February 2018 made by GKN entitled “Moving GKN to world class financial performance” (a copy of which is available on the GKN website) (the “GKN Strategy Announcement”) (together, the “Boost Quantified Financial Benefits Statement”) remains valid.

Each of KPMG, Gleacher Shacklock, J.P. Morgan Cazenove and UBS has confirmed to GKN that the report that they previously produced in connection with the Boost Quantified Financial Benefits Statement (as set out in Parts B and C of Appendix 2 to the GKN Strategy Announcement) continues to apply.

The Boost Quantified Financial Benefits Statement relates to future actions and circumstances which, by their nature, involve risks, uncertainties and contingencies and which may in some cases be subject to consultation with employees or their representatives. The targets, cost savings and efficiency gains referred to may not be achieved, or may be achieved later or sooner than estimated, or those achieved could be materially different from those estimated. For the purposes of Rule 28 of the City Code, the Boost Quantified Financial Benefits Statement is the responsibility of GKN and the Directors.

Disclosure requirements of the City Code

Under Rule 8.3(a) of the City Code, any person who is interested in 1% or more of any class of relevant securities of an offeree company or of any securities exchange offeror (being any offeror other than an offeror in respect of which it has been announced that its offer is, or is likely to be, solely in cash) must make an Opening Position Disclosure following the commencement of the offer period and, if later, following the announcement in which any securities exchange offeror is first identified. An Opening Position Disclosure must contain details of the person’s interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any securities exchange offeror(s). An Opening Position Disclosure by a person to whom Rule 8.3(a) applies must be made by no later than 3.30 pm (London time) on the 10th business day following the commencement of the offer period and, if appropriate, by no later than 3.30 pm (London time) on the 10th business day following the announcement in which any securities exchange offeror is first identified. Relevant persons who deal in the relevant securities of the offeree company or of a securities exchange offeror prior to the deadline for making an Opening Position Disclosure must instead make a Dealing Disclosure.

Under Rule 8.3(b) of the City Code, any person who is, or becomes, interested in 1% or more of any class of relevant securities of the offeree company or of any securities exchange offeror must make a Dealing Disclosure if the person deals in any relevant securities of the offeree company or of any securities exchange offeror. A Dealing Disclosure must contain details of the dealing concerned and of the person’s interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any securities exchange offeror(s), save to the extent that these details have previously been disclosed under Rule 8. A Dealing Disclosure by a person to whom Rule 8.3(b) applies must be made by no later than 3.30 pm (London time) on the business day following the date of the relevant dealing.

If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire or control an interest in relevant securities of an offeree company or a securities exchange offeror, they will be deemed to be a single person for the purpose of Rule 8.3.

Opening Position Disclosures must also be made by the offeree company and by any offeror and Dealing Disclosures must also be made by the offeree company, by any offeror and by any persons acting in concert with any of them (see Rules 8.1, 8.2 and 8.4).

Details of the offeree and offeror companies in respect of whose relevant securities Opening Position Disclosures and Dealing Disclosures must be made can be found in the Disclosure Table on the Takeover Panel’s website at www.thetakeoverpanel.org.uk, including details of the number of relevant securities in issue, when the offer period commenced and when any offeror was first identified. You should contact the Panel’s Market Surveillance Unit on +44 (0)20 7638 0129 if you are in any doubt as to whether you are required to make an Opening Position Disclosure or a Dealing Disclosure.

Publication on a website

In accordance with Rule 26.1 of the City Code, a copy of this announcement and the amendment agreement will be published on the GKN website (www.gkn.com) by no later than 12 noon on the business day following this announcement. The content of the website referred to in this announcement is not incorporated into and does not form part of this announcement.

Cautionary Statement – other matters

This announcement contains forward looking statements in relation to matters other than the agreement between GKN and Dana on the Proposed Transaction which are made in good faith based on the information available at the time of its approval. It is believed that the expectations reflected in these statements are reasonable but they may be affected by a number of risks and uncertainties that are inherent in any forward looking statement which could cause actual results to differ materially from those currently anticipated.

Cautionary statement – Proposed Transaction

This announcement contains forward looking statements which are made in good faith based on the information available at the time of its publication. The forward-looking statements contained in this announcement may include statements about the expected effects of the Proposed Transaction on GKN, Dana, Dana plc and/or GKN Aerospace, the anticipated timing and benefits of the Proposed Transaction, GKN’s and Dana’s anticipated standalone financial results and all other statements in this document other than statements of historical facts. Without limitation, any statements preceded or followed by or that include the words "targets," "plans," "believes," "expects," "intends," "will," "likely," "may," "anticipates," "estimates," "projects," "should," "would," "positioned," "strategy," "future" or words, phrases or terms of similar substance or the negative thereof, are forward-looking statements. It is believed that the expectations reflected in these statements are reasonable but they are based upon a number of assumptions that are subject to change and they may be affected by a number of risks and uncertainties that are inherent in any forward looking statement which could cause actual results to differ materially from those currently anticipated. Such risks, uncertainties and assumptions include: the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; the satisfaction of the conditions to the Proposed Transaction and other risks related to closing and actions related thereto; GKN’s and Dana’s ability to complete the Proposed Transaction on the anticipated terms and schedule, including the ability to obtain shareholder or regulatory approvals of the Proposed Transaction; the ability of the parties to integrate successfully GKN Driveline with the business of Dana following the consummation of the Proposed Transaction and to realize the anticipated synergies (including any anticipated tax synergies) and other benefits expected from the Proposed Transaction; the effects of government regulation on GKN's or Dana's businesses; the risk that disruptions from the Proposed Transaction will harm GKN's or Dana's business; the effect of the announcement of the Proposed Transaction on the ability of GKN and Dana to retain customers and retain and hire key personnel and maintain relationships with their suppliers, and on their operating results and businesses generally; potential litigation in connection with the Proposed Transaction; and other factors detailed in GKN’s Annual Report and Accounts 2016 and Dana’s reports filed with the SEC, including its Annual Report on Form 10-K under the caption "Risk Factors". Nothing in this document should be regarded as a profit forecast. Forward-looking statements included herein are made as of the date hereof, and none of GKN, Dana or Dana plc undertakes, and each expressly disclaims, any obligation to update publicly such statements to reflect subsequent events or circumstances.

No offer or solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Additional information and where to find it

This communication may be deemed to be solicitation material in respect of the Proposed Transaction. The Proposed Transaction will be submitted to a vote of Dana’s stockholders and a vote of GKN’s shareholders. In connection with the Proposed Transaction, it is intended that Dana plc will file with the SEC a registration statement on Form S-4, containing a prospectus with respect to Dana plc's ordinary shares to be issued in the Proposed Transaction (the “Prospectus”) and a proxy statement for Dana's stockholders (the "Proxy Statement"), and Dana will mail the Proxy Statement to its stockholders and file other documents regarding the Proposed Transaction with the SEC. Further, it is intended that GKN will mail a circular to its shareholders (“the Circular”) containing further details in relation to the Proposed Transaction and notice of the general meeting. DANA’S SECURITYHOLDERS AND GKN’S SHAREHOLDERS ARE URGED TO CAREFULLY READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROSPECTUS AND THE PROXY STATEMENT, AND THE CIRCULAR WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PARTIES, THE PROPOSED TRANSACTION AND DANA PLC. Investors will be able to obtain copies of the Prospectus and the Proxy Statement as well as other filings containing information about Dana, without charge, at the SEC’s website, http://www.sec.gov. Copies of documents filed with the SEC by GKN will be made available free of charge on GKN’s Investor Relations Website. Copies of documents filed with the SEC by Dana or Dana plc will be made available free of charge on Dana’s Investor Relations Website.

Participants in the solicitation

GKN and its directors and executive officers, and Dana and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from the holders of Dana common stock in respect to the Proposed Transaction. Information about the directors and executive officers of GKN is set forth in GKN’s Annual Report and Accounts 2016. Information about the directors and executive officers of Dana is set forth in the definitive proxy statement for Dana’s 2017 Annual Meeting of Stockholders, which was filed with the SEC on March 16, 2017. Investors may obtain additional information regarding the interests of such participants by reading each of the Prospectus and the Proxy Statement and the Circular regarding the Proposed Transaction when it becomes available.

APPENDIX 1

SYNERGIES QUANTIFIED FINANCIAL BENEFITS STATEMENT

The statements in this announcement labelled by way of a footnote as including a quantified financial benefits statement in relation to the anticipated cost synergies, capex synergies, associated one-off costs and phasing of both the synergies and/or one-off costs which may arise from the Proposed Transaction include “quantified financial benefits statements” for the purposes of Rule 28 of the City Code, which have been reported on previously (as set out in the final section of this Appendix) in accordance with the requirements of the City Code in the following form (the “Synergies Quantified Financial Benefits Statement”):

“The cost synergy benefits of the proposed merger are expected to deliver annualised cost savings run rate of $235m by the end of the third year post completion. These benefits are in addition to the Driveline benefits expected as part of Project Boost, and have no material impact on the overall Boost benefits statement, announced on 14th February 2018. The run rate at the end of Year One is expected to be approximately 40%, with approximately 71% achieved by the end of Year Two.

Expected synergy benefit (run rate)

	Year 1	Year 2	Year 3

Procurement	45	84	112	48%

Manufacturing	19	41	75	32%

SG&A	31	41	48	20%

	95	166	235

	40%	71%	100%

Almost half (48%) of the recurring cost synergy benefits are driven by economies of scale and best practice in direct and indirect procurement. Manufacturing footprint optimisation and manufacturing excellence programmes account for just under a third of the benefit (32%), with the remainder through functional excellence and the removal of duplicate SG&A.

Dis-synergies have been considered in quantifying the net impact of the synergy benefits and are not expected to be material.

We estimate that the programme will require cash one-off costs to achieve in the range of $250m to $300m with around 60% incurred in Year One, 30% incurred in Year Two and the remainder in Year Three.”

The Directors confirm that the Synergies Quantified Financial Benefits Statement remains valid and has been properly compiled on the basis of the assumptions contained below.

Bases of belief, assumptions and sources

The following approach and sources have been utilised in developing the Synergies Quantified Financial Benefits Statement:

•	Both GKN and Dana have announced an agreed synergy case (the “Announced Case”) including ongoing cost synergies, associated one-off costs and phasing of both the synergies and one-off costs.
•
Management of the GKN Driveline business (“GKN Driveline”) has estimated the potential ongoing cost synergies, and associated one-off costs of realisation resulting from the proposed combination of GKN Driveline with Dana, and subsequent integration with Dana to arrive at an internal base case (the “Base Case”). The Announced Case represents the synergy case post a contingency.

•	Separately, Dana management has also undertaken an exercise to estimate these potential benefits.
•	Additionally, GKN Driveline management has developed an internal stretch case which estimates incremental potential synergy benefit in excess of the Base Case.
•	In developing the synergy case, GKN Driveline has involved functional management in relation to key areas of potential synergy (procurement, manufacturing, SG&A).
•
In developing the GKN Driveline synergy case, GKN Driveline management held working sessions with Dana’s CFO, functional management relating to key synergy areas and synergies advisers (Roland Berger). During these sessions, potential areas of synergy, key assumptions to underpin each area and key baseline information have been tested and confirmed.

•	GKN Driveline management has, where possible, identified a cost and/or FTE baseline from which to base and contextualise the benefits estimates. This is primarily based on FY17 full year actuals.
•
In seeking to develop an addressable baseline for synergies purposes relating to both GKN Driveline and Dana, GKN Driveline management has made adjustments to reflect non-addressable items including in-flight change programmes (Project Boost and Dana’s synergies from prior acquisitions yet to be realised), standalone cost adjustments expected upon GKN Driveline’s separation from GKN and business units deemed non-addressable due to limited overlap.

•
Where possible, estimated benefits and costs have been calculated on a bottom-up basis, however in circumstances where data has been limited, estimates and assumptions have been made by GKN Driveline management.

•
Key sources of information used to develop the synergy case include: FY17 financial results for both GKN Driveline and Dana; information from GKN Driveline management’s Hyperion system; supporting analysis and management information from GKN Driveline and GKN Group; discussions with GKN Driveline management by Dana management; the Dana management synergy paper (developed with support from advisors Roland Berger); Dana management information provided through the Virtual Data Room and associated Q&A process.

•	Potential areas of dis-synergy have been considered and GKN Driveline management do not believe that any will arise.
•	Potential revenue and working capital synergies have not been modelled or included in GKN Driveline management’s synergy case.
•	Assumed to be no significant changes in macro-economic conditions.
•	Estimates of ongoing cost synergies, and one-off costs have been phased over a three year period.
•	The exchange rate used to convert between USD and GBP is 1.35 (GKN’s 2018 Budget rate).

Reports

As required by Rule 28.1(a) of the City Code, KPMG, as reporting accountant to GKN, and Gleacher Shacklock and J.P. Morgan Cazenove as financial advisers to GKN, have provided the reports required under that Rule.

Copies of these reports are included in Parts B and C of Appendix 3 to the announcement entitled “Proposed combination of GKN Driveline and Dana” dated 9 March 2018 (a copy of which is available on the GKN website). Each of KPMG, Gleacher Shacklock and J.P. Morgan Cazenove has also confirmed to GKN that the report that they previously produced in connection with the Synergies Quantified Financial Benefits Statement continues to apply.

Notes

1. The statements of estimated cost savings and synergies relate to future actions and circumstances which, by their nature, involve risks, uncertainties and contingencies. As a result, the cost savings and synergies referred to may not be achieved, or may be achieved later or sooner than estimated, or those achieved could be materially different from those estimated. No statement in the Synergies Quantified Financial Benefits Statement, or this announcement generally, should be construed as a profit forecast or interpreted to mean that the Combined Group’s earnings in the full first full year following the Proposed Transaction, or in any subsequent period, would necessarily match or be greater than or be less than those of GKN and/or Dana for the relevant preceding financial period or any other period.

2. Due to the scale of the Combined Group, there may be additional changes to the Combined Group's operations. As a result, and given the fact that the changes relate to the future, the resulting cost savings may be materially greater or less than those estimated.

3. In arriving at the Synergies Quantified Financial Benefits Statement, the GKN Directors have assumed that:

a.	there will be no significant impact on the underlying operations of either business as a result of the Proposed Transaction;

b.	there will be no material impact on the Combined Group arising from any decisions made by competition authorities;

c.
there will be no material change to macroeconomic, political or legal conditions in the markets or regions in which in the Combined Group operates which will materially impact on the implementation of or costs to achieve the proposed cost savings; and

d.	there will be no material change in exchange rates.